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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*



                          Total Control Products, Inc.
                          ----------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)


                                   89149V 10 6
                                 --------------
                                 (CUSIP Number)


                                  Kurt Priester
                               119 Cliffwood Lane
                          Greer, South Carolina   29650
                                  864-268-0678
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 19, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO.     89149V 10 6


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KP One, Inc., formerly known as Computer Dynamics, Inc.
              57-1015743

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                             (b) /x/

3     SEC USE ONLY

4     SOURCE OF FUNDS*

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)      /   /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           South Carolina
                              7     SOLE VOTING POWER

         NUMBER OF
          SHARES              8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH               9     SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
          WITH               10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / X /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0 %

14    TYPE OF REPORTING PERSON *

      co

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                                                             SCHEDULE 13D

CUSIP NO.     89149V 10 6


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kurt Priester

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                               (b) /x/

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*

        AF, OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      /   /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S. Citizen

                              7     SOLE VOTING POWER

                                    799,029
         NUMBER OF
          SHARES              8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY             9     SOLE DISPOSITIVE POWER
          EACH
         REPORTING                  799,029
          PERSON
           WITH              10     SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         799,029

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / X /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.1%

 14   TYPE OF REPORTING PERSON *

         IN

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                                                            SCHEDULE 13D

CUSIP NO.   89149V 10 6


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Susan Priester

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                (b) /x/

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)      /   /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen

                              7     SOLE VOTING POWER

                                        233,010
         NUMBER OF
          SHARES              8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY             9     SOLE DISPOSITIVE POWER
           EACH
         REPORTING                      233,010
          PERSON
           WITH              10    SHARED DISPOSITIVE POWER

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               233,010

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

               / X/

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.0 %

14       TYPE OF REPORTING PERSON *

               IN

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Item 1.   SECURITY AND ISSUER.

       This Amendment No. 1 ("Amendment") to the original statement on
Schedule 13D ("Schedule 13D") filed with the Securities and Exchange Commission ("SEC") on October 16, 1997, relates to the shares of common stock, no par value ("Common Stock"), of Total Control Products, Inc., an Illinois corporation ("Issuer"), and a warrant to acquire 100,000 shares of Common Stock of the Issuer ("Warrant"), which Warrant is fully vested and expires on October 5, 2007. The Common Stock and the Warrant are hereinafter collectively referred to as the "Securities." The principal executive offices of the Issuer is at 2001 North Janice Avenue, Melrose Park, IL 60160 (708) 345-5500.

Item 2.   IDENTITY AND BACKGROUND.

(a)-(c), (f). This Schedule 13D is filed on behalf of KP One, Inc., a South Carolina corporation (previously known as Computer Dynamics, Inc.) (the "Company"), Kurt Priester and Susan Priester (collectively, "Reporting Persons") who have signed a Joint Filing Agreement which is attached hereto as Exhibit "A." The Reporting Persons acquired beneficial ownership of the Securities of the Issuer reported herein on October 5, 1997 pursuant to an Asset Purchase Agreement ("Purchase Agreement") previously filed as Exhibit B to the Schedule 13D and is hereby incorporated by reference as though fully set forth herein, and the Warrant previously filed as Exhibit C to the
Schedule 13D and is hereby incorporated by reference as though fully set forth herein. On November 19, 1997 the Company completed the transfer of all of its interest in the shares of Common Stock of the Issuer owned by it to Kurt Priester as full satisfaction and payment of a loan from Kurt Priester to the Company. This Schedule 13D includes the information with respect to the officers, directors and control persons of the Company.

REPORTING PERSONS

(i)    KP One, Inc., a South Carolina corporation
       119 Cliffwood Lane
       Greer, SC 29601

       Prior to the consummation of the transactions contemplated by the Purchase Agreement, the Company manufactured custom computer hardware and software for the industrial control market.

       THE OFFICERS, DIRECTORS AND CONTROL PERSONS OF THE COMPANY ARE AS
FOLLOWS:

       OFFICERS:
          1. Kurt Priester         President, Treasurer and Secretary

       DIRECTORS:
          1. Kurt Priester
          2. Susan Priester

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       CONTROL PERSONS:
          1. Kurt Priester         100% shareholder

       The Officers, Directors and Control Persons are hereafter collectively referred to as "Control Persons".

(ii)   Kurt Priester, a U.S. citizen
       119 Cliffwood Lane
       Greer, SC 29601

       Kurt Priester is the President of Computer Dynamics of Illinois, Inc. d/b/a Computer Dynamics, Inc., an Illinois corporation (formerly known as SC Acquisition #1, Inc.) (the "Purchaser"). Purchaser is located at 7640 Pelham Road, Greenville, South Carolina, 29615. Purchaser manufactures custom computer hardware and software for the industrial control market.

(iii)  Susan Priester, a U.S. citizen
       119 Cliffwood Lane
       Greer, SC 29601

       Susan Priester is an employee of the Purchaser.

d) During the last 5 years, none of the Reporting Persons and none of the Control Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

e) During the last 5 years, none of the Reporting Persons and none of the Control Persons above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Company assigned all of its interest in the shares of Common Stock of the Issuer owned by it to Kurt Priester as full satisfaction and payment of a loan totaling $10,092,231 from Kurt Priester to the Company.

       The Reporting Persons originally obtained the Securities in a transaction whereby the Company , Susan Priester d/b/a Lines Unlimited and other related entities sold to the Issuer substantially all of their assets, properties, rights and businesses as a going concern as of October 5, 1997 and Kurt Priester agreed to terminate his right to receive certain royalty payments from Seller and certain of its related entities, on the terms specified in the Purchase Agreement in exchange for the shares of Common Stock reported herein. As additional consideration to enter into the Purchase Agreement, the Issuer granted to Kurt Priester the Warrant. Prior to October 5,

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1997, none of the Reporting Persons and none of the Control Persons were the beneficial owners of any shares of Common Stock.

Item 4.   PURPOSE OF THE TRANSACTION.

       The Reporting Persons originally acquired the Securities in exchange for substantially all the assets of the Company and certain other related entities and the termination of Kurt Priester's right to receive certain royalty payments. Purchaser's acquisition of the assets of the Reporting Persons will not cause a change in the structure of management or the board of directors of the Issuer, nor will it affect a change in the Issuer's articles of incorporation, bylaws, or current dividend policy. The Reporting Persons had and have no plans or proposals to engage in any of the activities described in items (a) through (j) of the Instructions to Item 4.

       In connection with the transaction contemplated by the Purchase Agreement, the Issuer issued an additional 932,039 shares of authorized but unissued shares of Common Stock and the Warrant. Additionally, the Company may acquire additional shares of Common Stock in connection with the payment of certain future consideration pursuant to the terms of the Purchase Agreement based on the growth in earnings of the business conducted by Purchaser in each of the first five years after the closing. The maximum number of shares of Common Stock that may be issued to the Reporting Persons pursuant to the terms of the Purchase Agreement, including shares of Common Stock previously issued to the Reporting Persons, is 1.38 million shares. The Issuer has agreed to solicit a vote from its shareholders to allow the total number of shares of Common Stock to be issued under the Purchase Agreement to exceed 1.38 million shares.

       Kurt Priester acquired the shares of Common Stock previously held by the Company in full satisfaction and payment of loans made by him to the Company. The acquisition of the Securities by Kurt Priester will not cause a change in the structure of management or the board of directors of the Issuer, nor will it affect a change in the Issuer's articles of incorporation, bylaws, or current dividend policy. Kurt Priester has no plans or proposals to engage in any of the activities described in items (a) through (j) of the Instructions to Item 4.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

(a)-(c) The ownership percentages are computed based on a total of 7,848,504 shares of Common Stock outstanding on October 31, 1997. On October 5, 1997, the Company, Kurt Priester and Susan Priester acquired combined beneficial ownership of 1,032,039 shares of Common Stock (13.1% of the total number of shares of Common Stock outstanding) directly from the Issuer in a non-broker/dealer related transaction in exchange for certain business assets. Each share of Common Stock issued was valued at $12.875 per share. On November 19, 1997, the Company completed the transfer of all of its interest in its shares of Common Stock of the Issuer to Kurt Priester.

(i) The Company does not beneficially own any shares of Common Stock.

(ii) Kurt Priester beneficially owns 799,029 shares (10.1% of the total number of shares of Common Stock outstanding) of Common Stock and has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares. Kurt Priester

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acquired the direct beneficial ownership of 100,000 shares of Common Stock through the issuance of the Warrant and acquired direct beneficial ownership of 699,029 shares from the Company pursuant to the transactions described
above.   Kurt Priester's beneficial ownership excludes 233,010 shares of
Common Stock beneficially owned by Susan Priester (wife of Kurt Priester), as to which Kurt Priester disclaims beneficial ownership pursuant to Rule 13d-4.

(iii) Susan Priester beneficially owns 233,010 shares (3.0% of the total number of shares of Common Stock outstanding) of Common Stock. Susan Priester acquired a direct beneficial ownership in 233,010 shares of the Common Stock in connection with the consummation of the transaction contemplated by the Purchase Agreement and she possesses sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares. Susan Priester's beneficial ownership excludes 799,029 shares of Common Stock beneficially owned by Kurt Priester (husband of Susan Priester), as to which Susan Priester disclaims beneficial ownership pursuant to Rule 13d-4.

d) not applicable

e) not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The terms of the Purchase Agreement, filed as Exhibit B to the
Schedule 13D, is hereby incorporated herein by reference as though fully set forth herein. The terms of the Warrant, filed as Exhibit C to the Schedule 13D, is hereby incorporated herein by reference as though fully set forth herein.

       Pursuant to the terms of the Registration Rights Agreement (filed as Exhibit D to the Schedule 13D and hereby incorporated herein by reference as though fully set forth herein) entered into as part of the transaction contemplated by the Purchase Agreement, certain amounts of the Common Stock held by the Company and Kurt Priester are entitled to piggyback registration rights to the extent that Nic Gihl, Chief Executive Officer of the Issuer, chooses to register shares of Common Stock owned by him in certain securities offerings of the Issuer.

       Pursuant to the terms of the Escrow Agreement (filed as Exhibit E to the Schedule 13D and hereby incorporated herein by reference as though fully set forth herein), in connection with the consummation of the transactions contemplated by the Purchase Agreement, the Company deposited 116,505 shares of Common Stock received by it in connection with such transaction into an escrow fund. After the consummation of the transfer of the shares of Common Stock from the Company to Kurt Priester, the same number of shares will remain in the escrow fund in the name of Kurt Priester. The Common Stock is being held in escrow to secure the payment of potential claims made against the Reporting Persons and certain other parties and may be replaced by the Reporting Persons with cash at any time.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Copies of the written agreements relating to the acquisition of the Securities, contracts, arrangements, understandings, change in capital structure, the transfer of voting securities, the Registration Rights and Escrow Agreements have been identified in Item 6 above and are attached or incorporated by reference as already herein specified.

1. "Exhibit A" is the Joint Filing Agreement signed by each of the Reporting Persons.
2. "Exhibit B" is the Purchase Agreement, which was filed as Exhibit B to the Schedule 13D filed on October 16, 1997 and is hereby incorporated by reference.
3.     "Exhibit C" is the Warrant Agreement, which was filed as Exhibit C to the
       Schedule 13D filed on October 16, 1997 and is hereby incorporated by reference.
4. "Exhibit D" is the Registration Rights Agreement, which was filed as Exhibit D to the Schedule 13D filed on October 16, 1997 and is hereby incorporated by reference.
5.     "Exhibit E" is the Escrow Agreement, which was filed as Exhibit E to the
       Schedule 13D filed on October 16, 1997 and is hereby incorporated by reference.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1997



                                   By: /s/ Kurt Priester
                                       ---------------------------------
                                       Kurt Priester


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1997
                                   KP One, Inc., formerly known as
                                   Computer Dynamics, Inc.


                                   By:  /s/ Kurt Priester
                                        --------------------------------
                                        Kurt Priester, its President


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1997

                                   Susan Priester d/b/a Lines Unlimited


                                   By:  /s/ Susan Priester
                                        --------------------------------
                                        Susan Priester

                                    EXHIBIT A

                           AGREEMENT FOR JOINT FILING

By this agreement, the undersigned agree that the Statement on Schedule 13D being filed on or about this date, with respect to the ownership of shares of common stock of Total Control Products, Inc. and any subsequent amendment to such Schedule 13D filed by any of the undersigned, is being filed on behalf of each of us.

Dated: November 19, 1997


                              KP One, Inc., previously known as
                              Computer Dynamics, Inc.


                              BY:  /s/ Kurt Priester
                                   --------------------------------
                              Kurt Priester, President



                              Kurt Priester


                              BY:  /s/ Kurt Priester
                                   --------------------------------
                              Kurt Priester



                              Susan Priester


                              By:  /s/ Susan Priester
                                   --------------------------------
                              Susan Priester